UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of     July    , 2003
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]           Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Desc, S.A. de C.V.
                                            ------------------
                                               (Registrant)


Date: July 28, 2003                         By /s/ Arturo D'Acosta Ruiz
-------------------                            ---------------------------------
                                                         (Signature)

                                            Name: Arturo D'Acosta Ruiz
                                            Title: Chief Financial Officer
















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
The following are included in this report on Form 6-K:


          Item
          ----

     1. Press Release, dated July 24, 2003, announcing Registrant's Results for the Second Quarter of 2003

     2. Consolidated Financial Statements of Registrant as of June 30, 2003 and 2002, in the format required to be filed with the Mexican Stock Exchange




















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